SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL

(Exact name of registrant as specified in its charter)

National Steel Company

(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04

Company Registry (NIRE): 35-3.0039609.0

MATERIAL FACT

Companhia Siderúrgica Nacional (“CSN” or “Company”) hereby announces to its shareholders and the market in general projections adjustments, as follow:

(i)	Projection of reaching below 2.50x in the Net Debt/Adjusted EBITDA indicator at the end of the 2020 annual balance sheet.
(ii)	Projection of reaching below 2.00x in the Net Debt/Adjusted EBITDA indicator at the close of the 2021 annual balance sheet.
(iii)	Projection of reaching a Net Debt of R$20 billion at the close of the 2021 annual balance sheet.
(iv)	Projected production volume and ore purchases at 33Mton in 2020.
(v)	Projection of production volume and ore purchases between 38-40Mton in 2021.
(vi)	Mining cash cost projection of US$17/ton in 2020 and US$16/ton in 2021.
(vii)	Projection of reaching an EBITDA of around R$7.65 billion in Mining in 2020.
(viii)	Mining CAPEX (Expansion) projection in the 2021 period, totaling R$1 billion.
(ix)	Mining CAPEX (Expansion) projection for the period 2021-2025, totaling R$14 billion.
(x)	Projected steel sales volume of 4,756kton in 2020 and 5,158kton in 2021.
(xi)	Projection to reach EBITDA of approximately R$2.3 billion in the steel industry in 2020.
(xii)	Projection of reaching EBITDA/ton in the steel industry of approximately US$165/ton in 2023.
(xiii)	CAPEX projection for the steel industry in 2021, totaling R$1 billion.
(xiv)	Projection of CAPEX for the Steel Industry in the 2021-25 period, totaling R$6.1 billion.
(xv)	Projection to reach Consolidated EBITDA of R$11.2 billion in 2020, with an EBITDA margin of 35%.
(xvi)	Consolidated CAPEX projection of R$1.6 billion in 2020 and R$2.8 billion in 2021.

These projections will be included, as applicable, in section 11 of the Company’s Reference Form and will be available on the website of the CVM (http://www.cvm.gov.br/) and the Company (http://ri.csn.com.br/) within the legal term.

CSN points out that the information disclosed in this document represents an estimate and involves market factors beyond CSN’s control. Therefore, it does not constitute a promise of performance by the Company and/or its Management and may be subject to change.

São Paulo, December 10th, 2020.

COMPANHIA SIDERÚRGICA NACIONAL

Marcelo Cunha Ribeiro

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2020

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.